UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MakeMyTrip Limited

(Name of Subject Company (Issuer))

MakeMyTrip Limited

(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2028

(Title of Class of Securities)

56087F AB0

(CUSIP Number of Class of Securities)

Mohit Kabra

Group Chief Financial Officer

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

Telephone: (+91-124) 439-5000

with copy to:

Rajiv Gupta

Stacey Wong

Latham & Watkins LLP

9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

+65 6536 1161

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by MakeMyTrip Limited (the “Company”) on January 17, 2024 (the “Schedule TO”) relating to the Company’s 0.00% Convertible Senior Notes due 2028 (the “Notes”), as amended by Amendment No. 1 filed with the Securities Exchange Commission (“SEC”) on January 31, 2024. This Amendment No. 2 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Notice to the holders of the Notes (the “Holders”) dated January 17, 2024 (the “Repurchase Right Notice”). The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 2 amends and supplements Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 11:59 p.m. Eastern Time, on Tuesday, February 13, 2024 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon, as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, none of the Notes were surrendered through the facilities of, and in accordance with the procedures of, the Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) for repurchase as of the Expiration Date. As of the Expiration Date, no Notes are held in the certificated non-global form. As none of the Notes were surrendered for repurchase as of the Expiration Date, the aggregate amount of the Repurchase Price is nil. As of February 15, 2024, US$ 230,000,000 aggregate principal amount of the Notes remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12. EXHIBITS.

(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2028 issued by the Company, dated as of January 17, 2024.

(a)(1)(A)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2028 issued by the Company, dated as of January 17, 2024 (as amended by Amendment No. 1 to the Company’s Schedule TO-1 dated as of January 31, 2024).

(a)(5)(A)*	Press Release issued by the Company, dated as of January 17, 2024.

(a)(5)(B)†	Press Release issued by the Company, dated as of February 15, 2024.

(b)	Not applicable.

(d)*	Indenture, dated as of February 9, 2021, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (File No. 001-34837) filed with the Securities and Exchange Commission on February 9, 2021).

(g)	Not applicable.

(h)	Not applicable.

107†	Filing Fee Table.

*	Previously filed.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MakeMyTrip Limited

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer

Dated: February 15, 2024

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